APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Verdant Reparative, Inc.
## Statement of Income

Cash Basis

| | Jan - Dec 20 | Jan - Dec 19 |
|---|---|---|
| Net Income | 0.00 | 0.00 |


**Verdant Reparative, Inc.**
# Balance Sheet
**As of December 31, 2020**


**Cash Basis**

|  | Dec 31, 20 | Dec 31, 19 |
|---|---|---|
| **ASSETS** | | |
| **Other Assets** | | |
| Start Up Costs | 196,065.00 | 90,420.00 |
| **Total Other Assets** | 196,065.00 | 90,420.00 |
| **TOTAL ASSETS** | **196,065.00** | **90,420.00** |
| **LIABILITIES & EQUITY** | | |
| **Equity** | | |
| Capital Stock | 1,000.00 | 1,000.00 |
| Additional paid-in capital | 195,065.00 | 89,420.00 |
| **Total Equity** | 196,065.00 | 90,420.00 |
| **TOTAL LIABILITIES & EQUITY** | **196,065.00** | **90,420.00** |

I, Tito Jackson, certify that:

1. The financial statements of Verdant Reparative Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Verdant Reparative Inc. included in this Form reflects accurately the information reported on the tax return for Verdant Reparative Inc. for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature
DocuSigned by:
24562B327C1C487...

Name: Tito Jackson

Title: CEO

10/14/2021